UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: July 8, 2009

Exhibit 99.1

Vimicro Reports Fourth Quarter 2008, Fiscal Year 2008 and First Quarter 2009

Financial Results

BEIJING – July 6, 2009 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and solution provider, today announced financial results for the fourth quarter of 2008, the fiscal year ended December 31, 2008 and the first quarter ended March 31, 2009.

Fourth Quarter and Fiscal Year 2008

Net revenue in the fourth quarter of 2008 was $22.2 million as compared to $24.9 million reported in the third quarter of 2008 and $24.3 million in the fourth quarter of 2007.

Net loss in the fourth quarter of 2008, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), which included $1.8 million in share-based compensation expense, was $8.3 million, compared with a net loss of $1.1 million in the third quarter of 2008 and net income of $1.4 million in the fourth quarter of 2007. Diluted loss per ADS (each representing four ordinary shares) was $0.24 in the fourth quarter of 2008, compared with a diluted loss per ADS of $0.03 in the third quarter of 2008 and diluted earnings per ADS of $0.04 in the fourth quarter of 2007.

For the fiscal year ended December 31, 2008, net revenue was $86.5 million as compared to $92.8 million in the fiscal year ended December 31, 2007. Fiscal year 2008 net loss, prepared in accordance with U.S. GAAP, which included $6.3 million in share-based compensation expense, was $13.6 million, compared with a net loss of $2.0 million in fiscal year 2007. Diluted loss per ADS for the fiscal year 2008 was $0.39. Diluted loss per ADS for the fiscal year 2007 was $0.06.

First Quarter 2009

Net revenue in the first quarter of 2009 was $10.0 million as compared to $16.2 million reported in the first quarter of 2008.

First quarter 2009 net loss prepared in accordance with U.S. GAAP, which included $1.2 million in share-based compensation expense, was $6.6 million, compared with a net loss of $3.2 million in the first quarter of 2008. The U.S. GAAP diluted loss per ADS was $0.19 in the first quarter of 2009, compared with a diluted net loss of $0.09 per ADS in the first quarter of 2008.

“Our fourth quarter revenue was within our guidance range despite the rapid deterioration of the global economic environment that began during the latter part of the year,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “As we entered the first quarter of 2009, the continued weakness of the global economic environment had a significant impact on our customers and our business. Combined with typical seasonality associated with the first quarter and the Chinese New Year holiday, revenue declined during the quarter.”

Dr. Deng continued, “Looking back at 2008, Vimicro’s overall business remained relatively stable with revenue declining only 6.8%, which was achieved during a challenging time for the economy and the semiconductor industry. Most notable, our notebook camera processor sales grew 92.6% over the prior year and represented 32.4% of total revenue in 2008 as compared to 15.7% in 2007. We also continued our research and development efforts in new product development for current and new markets, such as mobile multimedia, netbooks, smart phones and security surveillance. Additionally, we maintained strong cash and bank deposits reserves with $139.8 million as of the end of first quarter.”

Dr. Deng concluded, “For the second quarter, revenue will improve substantially from the first quarter. Vimicro’s strong balance sheet, diversified product lines, expanding global customer base and domestic market leadership have been key factors in maintaining our position during this challenging environment. Additionally, our continuous innovation in PC camera, mobile multimedia and surveillance solutions will contribute to our future growth as the economy improves.”

Second Quarter Preliminary Results

Vimicro also provided preliminary revenue results for the second quarter of 2009 with estimated revenue ranging between $18 million and $19 million.

Financial Results Conference Call and Web Cast

Vimicro will host a conference call and Web cast today July 6, 2009, at 5:30 p.m. Eastern Time to discuss the Company’s fourth quarter, year ended 2008 and first quarter of 2009. Investors and other interested parties may access the call by dialing 800-901-5217 (or 617-786-2964 outside of the U.S.) with the pass code 56350221, at least 10 minutes prior to the start of the call.

In addition, an audio Web cast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com . Following the live Web cast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until August 6, 2009 at midnight (ET). The replay number is 888-286-8010 with a pass code of 42330180. International callers should dial 617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks, PCs over broadband Internet. Vimicro is also expanding in the security and surveillance industry with various digital video products and solutions. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC”.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of PC and notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of December 31, 2008 and March 31, 2009, depending on the period discussed, which were RMB 6.8346 to $1.00 and RMB 6.8359 to $1.00, respectively.

For further information about Vimicro, please contact:

Investor Contacts:

Jiabin Song, Senior Manager Investment & IR

Phone: (+8610) 6894-8888 ext. 7270

Email: songjiabin@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers, EVP

Phone: 949-224-3874

Email: lsievers@sheltongroup.com

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	3/31/2009	12/31/2008	9/30/2008	3/31/2008	12/31/2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	76,895	58,215	119,762	114,414	116,958
Short-term time deposits	62,903	14,885	—	—	—
Restricted cash	—	73,157	—	—	—
Available-for-sale securities	2,088	731	—	—	—
Accounts receivable, net	3,897	7,131	6,128	3,399	5,842
Notes receivable	—	—	—	—	297
Inventories	12,244	13,430	14,140	17,407	13,443
Prepayments and other current assets	2,412	2,431	3,354	3,989	2,898
Deferred tax assets	2	2	303	294	283

Total current assets	160,441	169,982	143,687	139,503	139,721

Investment in an associate	168	168	168	164	157
Property, equipment and software, net	8,455	8,736	8,258	8,361	8,249
Land use rights	7,359	7,365	7,388	7,186	4,939
Other assets	938	947	968	974	965

Total assets	177,361	187,198	160,469	156,188	154,031

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	3,668	8,074	11,102	8,543	7,853
Taxes payable	1,209	1,345	1,189	1,271	1,226
Advances from customers	202	56	139	767	154
Due to an associate	—	—	60	60	60
Accrued expenses and other current liabilities	4,078	4,870	3,381	3,359	3,510

Total current liabilities	9,157	14,345	15,871	14,000	12,803

Non-current liabilities:
Deferred tax liabilities	31	31	26	26	26

Total liabilities	9,188	14,376	15,897	14,026	12,829

Shareholders’ equity:
Ordinary shares, $0.0001 par value. 137,848,696 and 137,778,145 shares issued and outstanding as of March 31, 2009 and December 31, 2008, respectively	14	14	14	14	14
Additional paid-in capital	143,924	142,681	140,862	138,214	136,418
Treasury stock	(1,650)	(1,650)	—	—	—
Accumulated other comprehensive income	10,137	9,435	9,625	7,759	5,367
Accumulated deficit	(23,673)	(17,019)	(8,711)	(6,607)	(3,379)
Statutory reserve	2,782	2,782	2,782	2,782	2,782

Total parent shareholders’ equity	131,534	136,243	144,572	142,162	141,202
Noncontrolling interest	36,639	36,579	—	—	—

Total shareholders’ equity	168,173	172,822	144,572	142,162	141,202

Total liabilities and shareholders’ equity	177,361	187,198	160,469	156,188	154,031

Vimicro International Corporation

Consolidated Statements of Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2009 Q1	2008 Q4	2008 Q3	2008 Q1	2007 Q4	FY2008	FY2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(Audited)
Net revenue	10,022	22,176	24,942	16,234	24,281	86,497	92,753
Cost of revenue	(7,140)	(17,521)	(16,760)	(11,108)	(16,940)	(61,814)	(64,290)

Gross profit	2,882	4,655	8,182	5,126	7,341	24,683	28,463

Operating expenses*
Research and development, net	(5,965)	(8,238)	(5,839)	(5,668)	(4,068)	(24,585)	(20,039)
Sales and marketing	(992)	(1,539)	(1,276)	(1,126)	(897)	(5,049)	(4,668)
General and administrative	(2,856)	(3,569)	(2,976)	(2,963)	(2,642)	(12,285)	(10,431)

Total operating expenses	(9,813)	(13,346)	(10,091)	(9,757)	(7,607)	(41,919)	(35,138)

Loss from operations	(6,931)	(8,691)	(1,909)	(4,631)	(266)	(17,236)	(6,675)

Other income / (expense):
Interest income	352	397	593	772	831	2,371	4,001
Foreign exchange gain, net	9	39	141	631	195	1,144	185
Others, net	(17)	252	121	—	502	387	385

(Loss) / income before income taxes and share of (loss) / gain of an associate	(6,587)	(8,003)	(1,054)	(3,228)	1,262	(13,334)	(2,104)

Income taxes (expense) / benefit	—	(305)	—	—	99	(305)	99

Net (loss) / income before share of (loss) / gain of an associate	(6,587)	(8,308)	(1,054)	(3,228)	1,361	(13,639)	(2,005)

Share of (loss) / gain of an associate, net of tax	—	—	(1)	—	—	(1)	1

Net (loss) / income	(6,587)	(8,308)	(1,055)	(3,228)	1,361	(13,640)	(2,004)

Less: Noncontrolling interest	67	—	—	—	—	—	—

(Loss)/income attributed to ordinary shareholders	(6,654)	(8,308)	(1,055)	(3,228)	1,361	(13,640)	(2,004)

Other comprehensive income / (loss):
Foreign currency translation adjustment	(35)	(161)	382	2,392	1,565	4,097	3,380
Unrealized gain / (loss) on available-for-sale securities	730	(29)	—	—	—	(29)	—

Other comprehensive income / (loss) before noncontrolling interest:	695	(190)	382	2,392	1,565	4,068	3,380
Less: Noncontrolling Interest in other comprehensive income	(7)	—	—	—	—	—	—

Other comprehensive income / (loss) after noncontrolling interest:	702	(190)	382	2,392	1,565	4,068	3,380

Comprehensive (loss) / income	(5,952)	(8,498)	(673)	(836)	2,926	(9,572)	1,376

(Loss) / income per share
-Basic	(0.05)	(0.06)	(0.01)	(0.02)	0.01	(0.10)	(0.01)

-Diluted	(0.05)	(0.06)	(0.01)	(0.02)	0.01	(0.10)	(0.01)

(Loss) / income per ADS
-Basic	(0.19)	(0.24)	(0.03)	(0.09)	0.04	(0.39)	(0.06)

-Diluted	(0.19)	(0.24)	(0.03)	(0.09)	0.04	(0.39)	(0.06)

Weighted average number of ordinary shares outstanding
-Basic	137,772,235	139,193,972	140,944,218	140,059,154	139,947,513	140,261,311	139,709,890

-Diluted	137,772,235	139,193,972	140,944,218	140,059,154	143,316,622	140,261,311	139,709,890

Weighted average number of ADS outstanding
-Basic	34,443,059	34,798,493	35,236,055	35,014,788	34,986,878	35,065,328	34,927,472

-Diluted	34,443,059	34,798,493	35,236,055	35,014,788	35,829,155	35,065,328	34,927,472

* Components of share-based compensation expenses are included in the following expense captions:
Research and development	(538)	(743)	(567)	(700)	(17)	(2,613)	(2,240)
Sales and marketing	(86)	(176)	(207)	(261)	(46)	(852)	(654)
General and administrative	(613)	(901)	(574)	(835)	(511)	(2,811)	(2,053)